Commonwealth Annuity & Life Insurance Company

Sarah M. Patterson

Managing Director and

General Counsel for

Individual Markets

Legal Department

Direct Dial: (860) 325-1538

April 9, 2021

Mr. Matthew S. Williams

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8629

Re:	Separate Account VA-K of Commonwealth Annuity and Life Insurance Company (“Registrant”), File No. 811-06293

Dear Mr. Williams:

On January 29, 2021, Commonwealth Annuity and Life Insurance Company (the “Company”) filed, on behalf of the Registrant, a post-effective amendment to the registration statement on Form N-4 (File No. 033-39702) for variable annuity contracts titled ExecAnnuity Plus 93 and ExecAnnuity Plus 91 and variable annuity contracts titled Commonwealth Advantage VA pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”).

The primary reason for filing the amendment was to update the registration statement to conform to the amendments to Form N-4 adopted by the Securities and Exchange Commission (the “Commission”) on March 11, 2020. See Updated Disclosure Requirements and Summary Prospectus for Variable Annuity and Variable Life Insurance Contracts, Release No. 33-10765.

During our telephone conversation on March 16, 2021, you provided the Commission staff’s comments on the post-effective amendment filing to the Company. Below please find the Commission staff’s comments in bold italics followed by the Registrant’s responses thereto. The Company has separately provided you with a draft of the post-effective amendment filing that the Registrant intends to file pursuant to Rule 485(b) under the 1933 Act prior to May 1, 2021. The draft includes revisions in response to the Commission staff’s comments, as described in this letter, and is marked to compare the above-referenced Rule 485(a) filing.

Part A – Prospectus: General Comments

1.	General

a.	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

RESPONSE: Agreed. Registrant has applied comments across the entire registration statement, as applicable, including those comments identified in this letter as being specific to a particular prospectus.

b.	Please confirm all relevant information from 497 filings since the last post-effective amendment for each registration statement will be included in the Rule 485(b) filing, including information about the recent reorganization.

RESPONSE: Agreed. Registrant confirms all relevant information from 497 filings since the last post-effective amendment will be included in the upcoming Rule 485(b) filing.

c.	Please confirm whether Registrant is intending to rely on Rule 30e-3.

RESPONSE: Registrant will not be relying on Rule 30e-3 prior to January 1, 2022.

2.	Important Information You Should Consider About The Contract

a.	Under Fees and Expenses - Ongoing Fees and Expenses (annual charges), the Base Contract Minimum and Maximum fees in the Annual Fee table show a notable difference compared to the Base Contract Expenses listed in the Fee Tables section. Confirm why there is such a notable difference in fees.

RESPONSE: Registrant has recalculated and revised the above-referenced minimum and maximum fees in accordance with Instruction 2(c)(i)(D) to Item 2 of Form N-4. As a result of the recalculation and revision, there is only a 0.04% difference with respect to the ExecAnnuity Plus 93 and ExecAnnuity Plus 91 contracts, and only a 0.03% difference with respect to the Commonwealth Advantage VA contract. The differences in Base Contract Expenses are attributable to the inclusion of the dollar-based annual contract fee in the above-referenced minimums and maximums, per Instruction 2(c)(i)(D) to Item 2, whereas the dollar-based annual contract fee is not included in Base Contract Expenses in the Fee Tables sections.

b.	Under Fees and Expenses - Ongoing Fees and Expenses (annual charges), the staff acknowledges that the bracketed Lowest Annual Cost and Highest Annual Cost are not finalized, however, these bracketed numbers appear low based on the contracts’ fees and expenses. Please confirm.

RESPONSE: Registrant updated the above referenced annual costs. Registrant notes that the previously bracketed numbers did not reflect underlying fund fees and expenses, which were not available at the time of filing.

c.	Under Fees and Expenses - Ongoing Fees and Expenses (annual charges), under the Highest Annual Cost column, please revise to disclose, per Instruction 2(c)(ii)(B) to Item 2 of Form N-4, that the assumptions include the most expensive optional benefits.

RESPONSE: Registrant updated the disclosure as requested.

d.	Under Risks – Not a Short-Term Investment, the first bullet states, “This Contract is not designed for short-term investing and not be appropriate for an investor who needs ready access to cash.” Please clarify the sentence.

RESPONSE: Registrant updated the disclosure as requested.

e.	Under Restrictions – Optional Benefits, the Location in Prospectus column, please add a cross-reference to the Benefits Under the Contract section of the prospectus.

RESPONSE: Registrant updated the disclosure as requested.

3.	Fee Tables

a.	This registration statement does not include disclosure regarding fund facilitation fees. Please confirm that fund facilitation fees are not applicable.

RESPONSE: Registrant confirms.

b.	Under Transaction Expenses, the Loan Interest Rate listed under the Maximum Charge is 9%. Please confirm this interest rate is accurate.

RESPONSE: Registrant confirms that loans accrue interest at a maximum annual interest rate of 9%. However, the Company credits interest on Accumulated Value held by the Company as security for the loan at an annual interest rate of at least 7%. Therefore, interest accrues on an outstanding loan at a net annual interest rate of no more than 2%. Registrant has revised the above-referenced table accordingly and included an explanatory footnote.

c.	Under Transaction Expenses, please confirm whether or not the table entitled, “Complete Years From Date of Purchase Payment,” is part of footnote (1) for the Surrender Charge. If so, please adjust formatting so the table looks like part of the footnote.

RESPONSE: Registrant confirms the table is part of the footnote and updated the table formatting as requested.

d.	Under Annual Contract Expenses, consider removing the last sentence of footnote (1) that states, “The fee is waived for Contracts issued to and maintained by the trustee of a 401(k) plan. In addition, please pare down footnote (3) by noting the date of rider’s discontinuance and moving the mechanics of how the charge is deducted to the Charges and Deductions section in the prospectus.

RESPONSE: Registrant updated footnotes (1) and (3) as requested.

4.	Description of the Company, The Separate Account, and The Funds

a.	Under The Company section, confirm updated information related to the KKR transaction will be added as applicable.

RESPONSE: Registrant confirms the disclosure was updated.

b.	On page 16, the bolded paragraph under The Funds section, the website address www.cwannuity.se2.com produces an error when searched. Please update the website address.

RESPONSE: The Registrant updated all applicable website addresses in the registration statement.

5.	Right to Cancel Individual Retirement Annuity and Right to Cancel All Other Policies

Consider modifying the disclosure in these sections to explain that the Contracts are no longer for sale and to address any material state variations regarding the right to cancel.

RESPONSE: Registrant deleted the above-reference sections. The Contracts have not been for sale for several years and therefore, Contract Owners can no longer exercise their right to cancel the Contract.

6.	Death Benefit

a.	Consider adding a concise discussion of the other benefits together in one section, as is done here with the death benefit.

RESPONSE: Registrant respectfully declines to revise the prospectuses as requested. Pursuant to Rule 421(a) under the 1933 Act and Form N-4, only disclosure in response to Items 2, 3, and 4 of Form N-4 must appear in a prescribed order. The organization of other information, including Item 10 – Benefits Available Under the Contract, is not prescribed by either Rule 421 or Form N-4. Registrant believes that the benefit disclosure is currently organized in a manner that is logical and easy to understand, that reorganizing the prospectuses in accordance with this comment would be significantly burdensome, and that such burdens would far outweigh the incremental benefit to investors, if any. Registrant has re-ordered the respective standard and optional benefit tables to align with the benefits as they appear in the prospectus.

b.	Note briefly in this Death Benefit section, that the death benefit is a standard benefit. (In line with Item 10(b)(1) of Form N-4). Confirm whether each benefit is an optional or standard listed in the disclosure summary.)

RESPONSE: Registrant updated the section heading to “Standard Death Benefit” and added a sentence to the first paragraph of the section to further clarify that this is a standard death benefit.

c.	Please give brief examples (as applicable) of the operation of the benefits. It appears only the optional M-GAP Rider and EER Rider currently have illustrated examples.

RESPONSE: Registrant included a brief example in the Standard Death Benefit sections of the prospectuses.

7.	Federal Tax Considerations

Under the paragraph entitled, 2. Required Minimum Distributions In General, the last sentence of the paragraph states, “The death benefit or other optional benefits under your Contract may affect the amount of minimum required distribution that must be taken from your Contract.” Please revise the sentence to make it clear that the death benefit is a standard benefit.

RESPONSE: The Registrant updated the disclosure as requested.

8.	Glossary of Special Terms

Please consider moving the Glossary of Special Terms towards the front or to the back of the prospectus.

RESPONSE: The Registrant moved the Glossary of Special Terms towards the back of the prospectus as requested.

9.	Business Continuity Risk Section and Cybersecurity Risk Section

Please consider consolidating the Business Continuity and Cyber Security Risks

disclosure with the corresponding principal risk factor under Principal Risks of Investing in the Contract.

RESPONSE: As previously discussed, Registrant has not consolidated the above-referenced disclosure, but has included a cross reference within the corresponding principal risk factor to the sections later in the prospectus that contain additional information about business continuity and cyber security risks.

10.	Appendix A Fund Available Under the Contract (page A-1)

a.	In the second sentence of the first paragraph, which contains the www.cwannuity.se2.com website address, please replace with a working website address.

RESPONSE: The Registrant updated the website address as requested.

b.	Per Form N-4, Item 17, Instruction 1(f), please consider whether the availability of any funds varies by benefits offered under the contract and if so, please a) include the language of Instruction 1(f)(1) and b) indicate in the manner described in Instruction 1(f)(2) which funds are available or restricted under the benefits offered under the contract.

RESPONSE: Registrant confirms there are no fund restrictions by benefit.

c.	If applicable, per Form N-4, Item 17, Instruction 4, please identify each portfolio company subject to an expense reimbursement or fee waiver arrangement and give a footnote stating their annual expenses reflect temporary fee reductions.

RESPONSE: Registrant has revised the appendix accordingly.

d.	Please indicate whether investments in any of the funds are restricted, for example because of a hard or soft close.

RESPONSE: Registrant confirms that it has included footnotes in the appendix for any investment options that are hard or soft closed or that are otherwise restricted.

e.	Please remove the trust names and rows from the table completely and revise the funds names to include the adviser if the adviser is not already a part of the fund name.

RESPONSE: Registrant has revised the table as requested.

11.	Back Cover Page

Please confirm whether or not a website address is available to Contract Owners for the purpose of requesting a Statement of Additional Information.

RESPONSE: Registrant confirms there is no website address available to request a Statements of Additional Information.

Part A – Prospectus: Comments Specific to ExecAnnuity Plus 93 and ExecAnnuity Plus 91

12.	Front Cover Page

a.	Under the first paragraph, the last sentence in states “As of the date of this Prospectus, the Company has effectively ceased issuing new Contracts except in connection with certain preexisting contractual plans and programs” However, disclosure in other sections of the prospectus state, “the Company has ceased issuing Contracts.” Please confirm if there a distinction between the use of “effectively ceased” versus “ceased” in the prospectus.

RESPONSE: Registrant confirms there is no distinction between “effectively ceased” and “ceased.” The disclosure was updated to remove “effectively” as applicable.

b.	The third paragraph states, “The Company’s General Account is also available as an investment option and offers a fixed interest rate guaranteed for one year from the time a payment is received.” Consider adding similar language to the cover page of the Advantage prospectus.

RESPONSE: Registrant updated the disclosure in the Advantage prospectus as requested.

13.	Examples

Maximum Expense Example (1) states, “If, at the end of the applicable time period, you surrender your Contract or annuitize under any period certain option.” The staff wants to understand the mechanics of a Contract Owner exercising this option. It appears that if a Contract is annuitized under a period certain option, there would be a surrender charge only if the Contract was annuitized during an ongoing surrender charge period. As a result, there may not always be a surrender charge if annuitizing under a period certain option. The staff is fine with example row (1) and row (2) being consolidated this way; however, the staff seeks clarification regarding annuitizing under any period certain option. Confirm whether that always means that surrender charges are being paid.

RESPONSE: Registrant offers the following explanation of the Contracts’ surrender charge structure. The Contracts include a surrender charge, as set forth in several sections of the prospectuses, including “Fee Tables.” Each purchase payment under a Contract has its own surrender charge schedule, with a maximum surrender charge of 8%, declining to 0% after nine complete years from the date of the purchase payment. The surrender charge may be triggered by either a partial withdrawal or full surrender (depending on the dates on which purchase payments were made). However, the surrender charge may also be triggered when the Contract is annuitized. If the Contract Owner selects an annuity payout option with a life contingency (i.e., annuity options I-IV with either variable or fixed annuity payments), no surrender charge applies upon annuitization. If the Contract Owner selects an annuity payout option with a period certain (i.e., annuity option V with either variable or fixed annuity payments), a surrender charge may apply (depending on the dates on which purchase payments were made). As such, the costs of annuitizing may differ depending on which annuity option is selected and when the Contract is annuitized.

Based on this surrender charge structure, for purposes of the example:

•	For each period, the costs will be the same if the Contract Owner either takes a surrender or annuitizes based on an annuity payout option with a period certain.

•	For each period, the costs will be the same if the Contract Owner does not surrender or does annuitize based on an annuity payout option with a life contingency.

As such, Registrant believes that the example is presented accurately and will help investors understand the potential costs associated with surrendering, holding, or annuitizing the Contract. Registrant has revised the example to provide further clarity.

14.	Description of the Company, The Separate Account, and The Funds

On page 16, under the third full paragraph on the page, the term “Variable Account” is not a defined term.

RESPONSE: The Registrant updated “Variable Account” to the defined term “Separate Account,” as applicable.

15.	The Variable Annuity Contracts

The last sentence of the first paragraph states, “Although there may be state variations to the Contract, this prospectus discloses all the material featured and benefits under the Contract.” Confirm no material state variations have been excluded in the prospectus.

RESPONSE: The Registrant confirms that no material state variations have been excluded from the prospectus.

16.	Death Benefit

Under the third paragraph from the bottom, the last sentence states, “The stepped-up death benefit under A3021-93 applies to the most recent fifth year Contract anniversary.” Please revise the disclosure to include the product name rather than the Contract number.

RESPONSE: The Registrant updated the disclosure as requested.

Part A – Prospectus: Comments Specific to Commonwealth Annuity Advantage

17.	General

Please carry all comments from the ExecAnnuity prospectus through to the Advantage prospectus, as applicable.

RESPONSE: Registrant confirms comments from the ExecAnnuity prospectus were carried over to the Advantage prospectus as applicable.

18.	Federal Defense of Marriage Act

On page 30, please add the “Federal Defense of Marriage Act” paragraph to the ExecAnnuity prospectus if applicable.

RESPONSE: Registrant added the above-referenced disclosure as requested.

Part B – SAI

19.	Under the Non-Principal Risks of Investing in the Contract, please supplementally confirm that there are no non-principal risks that should be disclosed here.

RESPONSE: Registrant confirms. All non-principal risks are disclosed in the prospectuses.

20.	The paragraph before the Underwriters section states, “The financial statements of the Company included herein should be considered only as bearing on the ability of the

Company to meet its obligations under the Contract.” The financial statements do not appear to be included. Please confirm the financial statements will be included with the registration statement.

RESPONSE: The Registrant confirms that financial statements will be included in the 485(b) filing as required.

Part C

21.	If the registration statement describes multiple contracts, please revise the singular “contract” to the plural “contracts” where applicable.

RESPONSE: Where applicable, Registrant has made the requested correction.

22.	Under Item 28 “Directors and Officers of the Depositor,” footnote (8) appears to be missing. Please add footnote (8) to the table.

RESPONSE: Registrant confirms there is no footnote (8) under Item 28. The footnote (8) associated with officer Tanya Maxwell was deleted and replaced with footnote (7).

23.	Regarding Item 29. Persons Controlled by or under Common Control with the Depositor or the Registrant, please confirm the organization chart will reflect the most recent reorganization.

RESPONSE: Registrant updated the organizational chart to reflect the most recent reorganization.

24.	Regarding Item 31, under subpart (c), please revise the last column to read “Other Compensation.”

RESPONSE: Registrant updated the column to “Other Compensation”.

25.	Regarding Item 32, this information is not required if provided under Form N-CEN.

RESPONSE: Registrant has chosen not to omit this information.

26.	On the signature page, please note the signature requirements of Section 6(a) of the 1933 Act requiring the registration statement to be signed by the principal executive officer, the comptroller or principal accounting officer, and the principal financial officer. In this regard, any person who occupies more than one of the positions listed in Section 6(a) should indicate the capacity in which he or she signs the registration statement.

RESPONSE: Registrant included “(principal financial and accounting officer)” next to “Chief Financial Officer” as this executive’s role encompasses both finance and accounting.

27.	On the signature page, under Sarah Patterson’s signature, please update Allmerica Advantage to the correct name.

RESPONSE: Registrant updated Allmerica Advantage to Commonwealth Annuity Advantage as requested.

28.	With respect to the powers of attorney used to execute the signature page, please confirm that such powers of attorney are specific to this registration statement, either by referencing the Contracts by name or including the 1933 Act file number, per Rule 483(b) under the 1933 Act.

RESPONSE: Confirmed.

Thank you for conveying the Commission staff’s comments. We hope the information provided above is responsive. Please let us know if you have any additional comments or questions.

Kind Regards,

Sarah M. Patterson

Commonwealth Annuity & Life Insurance Company

Managing Director, General Counsel for

Individual Markets, and Assistant Secretary